UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On April 4, 2024, Alessandro Aleotti gave written notice to Brera Holdings PLC (the “Company”) confirming his irrevocable resignation, effective immediately, from his positions with the Company as a member of the board of directors and as Chief Strategy Officer. Mr. Aleotti’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On April 11, 2024, Brera Holdings PLC issued a press release announcing the resignation of Alessandro Aleotti. A copy of this press release is attached hereto as Exhibit 99.1.

This report on Form 6-K, except for the press release attached hereto as Exhibit 99.1, is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (File No. 333-276870) declared effective by the Securities and Exchange Commission on February 13, 2024.

Exhibit No.	Description
99.1	Press Release dated April 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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